UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11‑K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File No. 1-12609

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PG&E Corporation Retirement Savings Plan
(including the PG&E Corporation Retirement Savings Plan
for Union-Represented Employees)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PG&E CORPORATION
77 Beale Street,
San Francisco, CA 94105

The assets of the PG&E Corporation Retirement Savings Plan and the PG&E Corporation Retirement Savings Plan for Union-Represented Employees are held in a single master trust and share the same investment funds, including the PG&E Corporation Common Stock Fund.

REQUIRED INFORMATION

1.The Statements of Net Assets Available for Benefits of the PG&E Corporation Retirement Savings Plan and the PG&E Corporation Retirement Savings Plan for Union-Represented Employees as of December 31, 2019 and 2018 and the Statements of Changes in Net Assets Available for Benefits for the years then ended for such plans, together with the reports of Morris Davis Chan & Tan LLP, independent registered public accounting firm, are contained in this Annual Report.

2.The Consent of Morris Davis Chan & Tan LLP, independent registered public accounting firm, is contained in Exhibit 1 to this Annual Report.

PG&E CORPORATION

RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

TOGETHER WITH REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019 AND 2018

PG&E CORPORATION
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	2-3

Financial Statements:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to the Financial Statements	6-14

Supplemental Schedule:

Schedule H, Part IV, Line 4i – Schedule of Assets Held	15

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefit Committee of
PG&E Corporation and Participants of
PG&E Corporation Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the PG&E Corporation Retirement Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Bankruptcy Proceedings

As discussed in Note 1 to the financial statements, on January 29, 2019, PG&E Corporation and its subsidiary Pacific Gas and Electric Company (the Utility) filed voluntary petitions for relief under Chapter 11 in the U.S. Bankruptcy Court for the Northern District of California. The accompanying financial statements do not purport to reflect or provide for the consequences of the bankruptcy proceedings. In particular, such financial statements do not purport to show as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

2

Supplemental Information

The supplemental schedule of assets held as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Morris Davis Chan & Tan LLP

We have served as the Plan’s auditor since 2008.

Alameda, California
June 19, 2020

3

PG&E CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31
(in thousands)	2019	2018
Assets
Plan interest in Master Trust investments, at fair value	$3,237,892	$2,838,240
Notes receivable from participants	42,811	42,061
Total assets	3,280,703	2,880,301
Liabilities
Administrative expenses payable	53	120
Net assets available for benefits	$3,280,650	$2,880,181

See accompanying Notes to the Financial Statements.

4

PG&E CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
(in thousands)	2019	2018
Additions to net assets attributed to:
Plan interest in Master Trust investment income (loss)	$486,145	$(293,361)
Contributions:
Employer	51,108	50,433
Participant	126,365	123,809
Rollover	8,740	7,603
Total contributions	186,213	181,845
Interest from notes receivable from participants	2,187	1,936
Total additions, net	674,545	(109,580)
Deductions to net assets attributed to:
Benefit distributions to participants	285,732	276,403
Administrative expenses	2,324	2,483
Total deductions	288,056	278,886
Net increase (decrease) before asset transfers	386,489	(388,466)
Asset transfers in, net	13,980	18,290
Net increase (decrease)	400,469	(370,176)
Net assets available for benefits:
Beginning of year	2,880,181	3,250,357
End of year	$3,280,650	$2,880,181

See accompanying Notes to the Financial Statements.

5

PG&E CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF THE PLAN

General

The following is an overview of the PG&E Corporation Retirement Savings Plan (“Plan” or “RSP”). The Plan document provides a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering all non-represented employees of PG&E Corporation and all companies owned by PG&E Corporation (collectively “PG&E Corporation Group”), as designated by PG&E Corporation. The Employee Benefit Committee ("EBC") of PG&E Corporation has oversight over the administration and financial management of affiliated company employee benefit plans, including this Plan. The EBC retains Fidelity Management Trust Company as the Trustee of the Plan (“Trustee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The PG&E Corporation Retirement Savings Plan Master Trust (“Master Trust”) holds the investment assets of both the Plan and the PG&E Corporation Retirement Savings Plan for Union-Represented Employees (“Union RSP”). The accompanying financial statements present the assets and liabilities of the Plan only.

On January 29, 2019, PG&E Corporation and its subsidiary Pacific Gas and Electric Company (the Utility) filed voluntary petitions for relief under Chapter 11 in the U.S. Bankruptcy Court for the Northern District of California. PG&E Corporation’s and the Utility’s Chapter 11 Cases are being jointly administered under the caption In re: PG&E Corporation and Pacific Gas and Electric Company, Case No. 19-30088 (DM). For additional information regarding the Chapter 11 Cases, refer to the website maintained by Prime Clerk, LLC, PG&E Corporation’s and the Utility’s claims and noticing agent, at http://restructuring.primeclerk.com/pge. PG&E Corporation and the Utility continue to operate their business as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

On January 31, 2019, the Bankruptcy Court approved, on an interim basis, certain motions (the “First Day Motions”) authorizing, but not directing, PG&E Corporation and the Utility to, among other things, pay certain pre-petition claims relating to employee wages, salaries, and other compensation and benefits. The First Day Motions were subsequently approved by the Bankruptcy Court on a final basis at hearings on February 27, 2019, March 12, 2019, March 13, 2019, and March 27, 2019.

On June 17, 2020, the Bankruptcy Court issued a Memorandum Decision indicating that it intends to confirm PG&E Corporation's and the Utility's plans of reorganization.

Eligibility

In general, all management and administration & technical employees of participating employers within the PG&E Corporation Group are eligible to participate in the Plan, excluding independent contractors, leased employees, and individuals who have a written contract or agreement that excludes participation in the Plan.

Contributions

Participants may elect to contribute any amount in 1 percent increments from 1 to 50 percent of their eligible compensation on a pre-tax basis, on an after-tax basis, or a combination of both. Participants may also contribute amounts representing distributions from other qualified plans into the Plan. Such “rollover” contributions are not subject to federal or state income taxes until withdrawn or distributed from the Plan.

6

As provided by the Internal Revenue Code (“Code”), the following table provides the dollar limitations under a 401(k) retirement plan for 2019 and 2018. Section 415(d) of the Code requires the limits to be adjusted annually for cost-of-living increases.

Contribution Type	2019 Limits	2018 Limits
Annual compensation (1)	$280,000	$275,000
Defined contribution limits (2)	$56,000	$55,000
Elective deferral (3)	$19,000	$18,500
Catch-up contributions (4)	$6,000	$6,000

(1) Annual compensation is eligible compensation for the purposes of the Plan and is limited by the Code.
(2) All Plan contributions, including pre-tax and after-tax participant contributions and all employer contributions, may not exceed the lesser of 100 percent of the participant’s eligible compensation or Code limits.
(3) Participant pre-tax contributions are considered elective deferrals and are limited by the Code.
(4) Participants age 50 and older are permitted to make additional pre-tax contributions (catch-up contributions) according to the Code.

All participants hired or rehired on or after January 1, 2013, are eligible for a matching employer contribution of 75 percent of their elective employee contributions up to 8 percent of eligible compensation.

All other participating employees hired before January 1, 2013 who elected to contribute to the Plan are eligible for a matching employer contribution of 75 percent of their elective employee contributions up to 6 percent of eligible compensation. In December 2013, these participants were given a one-time opportunity to continue participating in the Final Average Pay Pension under the Retirement Plan or elect, beginning in 2014, to participate in the Cash Balance Pension feature of the Retirement Plan. Participants who elected to participate in the Cash Balance Pension receive a matching employer contribution of 75 percent of their elective employee contributions up to 8 percent of eligible compensation beginning January 1, 2014.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each account is credited with the participant’s elective contributions through payroll deductions, monthly employer contributions, and an allocation of the net investment gains (losses) and certain investment management fees of the Master Trust. Allocations of net investment gains (losses) and fees are based on participant account balances as defined in the Plan Document.

Vesting

Employer and participant elective contributions and their related accumulated earnings and losses are 100 percent vested at all times.

Investment Options

The EBC is responsible for the selection of the Plan’s investment fund managers and the selection of the range of investment options. Neither the EBC nor any of the companies within the PG&E Corporation Group is involved in the investment funds’ day-to-day investment operations. Individual participants may select from a suite of target date funds, core funds, and a self-directed brokerage account. Approximately every 5 years, a new target date fund is added to maintain a complete target date horizon. Target date funds with target retirement dates that have passed will merge into the retirement income fund. Individual participants designate the way in which their contributions are invested and may generally change their investment designation at any time. Currently, employer matching contributions are made in cash and initially invested in accordance with a participant's investment fund directions, or if no directions have been given, any such contributions will be allocated to the participant's account in the Plan's Target Date Fund with a target date closest to the participant's 65th birthday.

The Plan also contains an Employee Stock Ownership Plan. This enables the Plan to pay any dividends directly to participants when declared on the PG&E Corporation common stock held in the PG&E Corporation Stock Fund. Participants may elect to receive their dividends earned from this fund in cash, reinvest their dividends earned from this fund back into the fund, or a combination of both.

On December 20, 2017, the Boards of Directors of PG&E Corporation and the Utility suspended quarterly cash dividends on PG&E Corporation’s and the Utility’s common stock, beginning the fourth quarter of 2017.

7

In January 2019, the EBC appointed Gallagher Fiduciary Advisors, LLC (“Gallagher”) to serve as an independent fiduciary and investment manager of the Plan with respect to the Plan’s PG&E Corporation Stock Fund and its holdings of PG&E Corporation common stock. As independent fiduciary, Gallagher has the sole discretionary authority with respect to the operation, including, but not limited to, any potential ongoing maintenance, suspension, freezing, or termination of the PG&E Corporation Stock Fund maintained in the Plan.

In November 2019, Gallagher imposed a limit on the percentage of a participant’s account that may be invested in the PG&E Corporation Stock Fund. Pursuant to Gallagher’s action, a participant may not direct his or her own contributions or employer contributions, or transfer funds from other Plan investment options, to the PG&E Corporation Stock Fund until the value of the participant’s units in the fund represents less than twenty percent (20%) of the total value of the participant’s Plan account. Participants are restricted from creating any new or changed deferrals into the plan with greater than 20% allocation to the PG&E Corporation Stock Fund. Pre-existing deferrals (contributions) and transfers to the PG&E Corporation Stock Fund may be made until the value of the participant’s units in the fund equals twenty percent (20%) of the participant’s total account value.

Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the market value of the participant’s account balance. Loans for general purposes have terms ranging up to 5 years and loans for the purchase of a primary residence have terms ranging up to 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1 percent, as determined by the Trustee, for the month in which the loan is requested. The rate is set when participants apply for a loan and remains fixed throughout the duration of the loan term. Principal and interest are paid primarily through payroll deductions and are returned to the participant’s account. Participants pay a one-time origination fee and quarterly maintenance fees for each loan. Participants may have up to three outstanding loans at any time.

Payment of Benefits

Upon termination of service from all employers within the PG&E Corporation Group, a participant with an account balance greater than $5,000 may elect to leave the assets in the Plan, take a lump-sum or partial distribution in cash, or roll the entire or partial balance to an Individual Retirement Account ("IRA") or other tax-qualified plan. If the account balance is $1,000 or less and the participant does not make an active election to take a lump-sum cash distribution or rollover the account balance to an IRA or another tax-qualified plan, the account balance will be automatically distributed in cash (subject to applicable taxes and penalties). If the account balance is greater than $1,000 but less than $5,000 and the participant does not make an active election to take a lump-sum cash distribution or rollover the account balance to an IRA or another tax-qualified plan, the distribution will be automatically rolled over to a Fidelity IRA and invested in the Fidelity Cash Reserve Fund. In the event of a participant’s death, the participant’s beneficiaries will receive the value of the participant’s account balance in a lump-sum payment or may roll the Plan balance over directly into an inherited IRA. Participants must begin taking minimum distributions from the Plan by April 1 of the calendar year following the year in which they reach the age 70-1/2. Additionally, hardship withdrawals and certain in-service withdrawals are permitted subject to Plan provisions.

Administrative Expenses

Certain costs of administering the Plan, including recordkeeping fees and certain expenses of the Trustee, are paid by the participating companies of the PG&E Corporation Group. Investment management fees, used to cover the expenses related to running an investment fund, are paid by participants and are netted against investment returns. Expenses associated with the individual participant brokerage accounts and professional financial advisory services are paid by the participants enrolled in these services. Loan origination and maintenance fees are also paid by participants.

Voting Rights

Each participant is entitled to exercise voting rights based on the equivalent number of PG&E Corporation Stock Fund shares allocated to the participant’s account. Each participant is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to exercise voting rights for any share without instructions from the participant. However, the Trustee is required to vote any unallocated shares on behalf of the collective best interest of the Plan participants and beneficiaries.

8

Plan Termination

PG&E Corporation, acting through the Board of Directors or any duly authorized Committee of the Board, reserves the right to amend, freeze or terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, net assets of the Plan will be distributed to participants. Participants will receive full payment of the balance in their accounts.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements, in conformity with GAAP, requires Plan management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingencies. Actual results could differ from these estimates.

Fair Value Measurements

The Plan’s management determines the fair value of certain assets and liabilities based on assumptions that market participants would use in pricing the assets or liabilities. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or the “exit price.” The Plan’s management utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value and give precedence to observable inputs in determining fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

Investment Valuation and Income Recognition

A participant’s interest in the investment funds is represented by participation units allocated on the basis of contributions and assigned a unit value on the basis of the total value of each fund.

Interest income, dividends, investment management fees where appropriate, and the net appreciation or depreciation in the fair value of the investments held by the Plan are allocated to the participant’s account each day based upon the account’s proportional share of the fund balance.

Interest income is recognized as it is earned. Dividends are recorded on the ex-dividend date, the date before which a participant must hold the underlying investment in order to be entitled to dividends. Net appreciation or depreciation in the fair value of the Plan’s investments consists of: (1) the net change in unrealized appreciation or depreciation on investments held during the year, and (2) the realized gain or loss recognized on the sale of investments during the year.

Purchases and sales of securities are recorded on a trade date basis. Realized gains and losses from security transactions are reported on the average cost basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions upon default.

9

Derivative Investments

Subject to certain guidelines, the EBC allows the plan investment managers to use derivative instruments to achieve investment objectives. During the years ended December 31, 2019 and 2018, the Plan and the Master Trust held no direct investments in derivative instruments.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Accounting Standard Issued and Adopted

Changes to the Disclosure Requirements for Fair Value Measurements

In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurements, ASU 2018-13 amends the presentation and disclosure requirements relating to fair value measurements in Topic 820, Fair Value in accordance with GAAP. PG&E Corporation and the Utility early adopted the ASU as of December 31, 2019. The adoption of this ASU did not have an impact on the Plan's financial statements.

NOTE 3: MASTER TRUST INVESTMENTS

The Plan’s investment funds are managed by the Trustee or an investment manager, who has discretionary investment authority over the funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. The following tables present the Master Trust net assets and the Plan’s interest in the Master Trust net assets as of December 31, 2019 and 2018:

	2019
(in thousands)	Master Trust	Plan Interest in the Master Trust
Equity Funds	$2,843,633	$1,464,085
Target Date Funds	1,513,589	711,752
PG&E Corporation Stock Fund	331,354	114,696
Brokerage Link Accounts	709,914	375,198
Fixed Income Funds	785,386	384,048
Money Market Fund	415,235	188,113
Total Trust investments at fair value	6,599,111	3,237,892
Administrative expense payable	(151)	(53)
Total	$6,598,960	$3,237,839

10

	2018
(in thousands)	Master Trust	Plan Interest in the Master Trust
Equity Funds	$2,364,820	$1,216,729
Target Date Funds	1,246,640	592,357
PG&E Corporation Stock Fund	392,354	168,017
Brokerage Link Accounts	612,200	325,946
Fixed Income Funds	678,938	332,115
Money Market Fund	457,175	203,077
Total Trust investments at fair value	5,752,127	2,838,240
Administrative expense payable	(333)	(120)
Total	$5,751,794	$2,838,120

The following table presents the changes in net assets of the Master Trust for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
(in thousands)	2019	2018
Net appreciation (depreciation) in fair value investments	$914,091	$(676,301)
Dividends and interest	26,856	39,836
Net investment income (loss)	940,947	(636,465)
Net transfers	(88,404)	(117,336)
Administrative expenses	(5,377)	(5,656)
Increase (decrease) in net assets	847,166	(759,457)
Net assets:
Beginning of year	5,751,794	6,511,251
End of year	$6,598,960	$5,751,794

NOTE 4: FAIR VALUE MEASUREMENTS

The Master Trust measures certain assets at fair value. A three-tier fair value hierarchy is established as a basis for considering fair value assumptions and for inputs used in the valuation methodologies in measuring fair value:

        Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

        Level 2 – Other inputs that are directly or indirectly observable in the marketplace.

        Level 3 – Unobservable inputs which are supported by little or no market activities.

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Investments measured at fair value on a recurring basis for the Master Trust are summarized below.
11

	Fair Value Measurements as of December 31, 2019
(in thousands)	Level 1	Level 2	Total
Master Trust investments:
Brokerage Link Account	$709,914	$—	$709,914
Money Market Fund	415,235	—	415,235
Equity Funds	—	2,843,633	2,843,633
Target Date Funds	—	1,513,589	1,513,589
Fixed Income Funds	—	785,386	785,386
PG&E Corporation Stock Fund measured at NAV	—	—	331,354
Total Master Trust investments, at fair value	$1,125,149	$5,142,608	$6,599,111

	Fair Value Measurements as of December 31, 2018
(in thousands)	Level 1	Level 2	Total
Master Trust investments:
Brokerage Link Account	$612,200	$—	$612,200
Money Market Fund	457,175	—	457,175
Equity Funds	—	2,364,820	2,364,820
Target Date Funds	—	1,246,640	1,246,640
Fixed Income Funds	—	678,938	678,938
PG&E Corporation Stock Fund measured at NAV	—	—	392,354
Total Master Trust investments, at fair value	$1,069,375	$4,290,398	$5,752,127

The fair value measurements incorporate various factors, such as the credit standing of the counterparties involved, the applicable exit market, and specific risks inherent in the financial instrument. As of December 31, 2019 and 2018, the following is a description of the valuation methodologies used for the financial instruments at fair value:

•Mutual funds offered to participants either through the brokerage link account or as direct investment options are valued based on unadjusted prices in active markets for identical transactions. These investments are actively traded on a public exchange and are therefore considered Level 1 assets.

•The money market fund is a commingled fund of U.S. government short-term securities that are valued using unadjusted prices in an active market for identical assets and are therefore considered Level 1 assets.

•The equity funds, target date funds, and fixed income funds are stated at estimated fair value as determined by the issuer based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets, which represent the unadjusted prices in active markets of the underlying investments, by the number of units outstanding at the valuation date. Equity funds, target date funds, and fixed income funds are maintained by investment companies for large institutional investors and are not publicly traded. They are comprised primarily of underlying securities represented by a variety of asset classes that are publicly traded on exchanges or over-the-counter, and price quotes for the assets held by these funds are readily observable and available. As of December 31, 2019 and 2018, the target date funds, equity funds, and fixed income funds are categorized as Level 2 assets.

12

The target date funds, equity funds, and fixed income funds are reported using net asset value as an estimate of fair value. The target date funds invest in US and international common stock, marketable fixed income securities, and other publicly traded securities with an asset allocation that is suitable for a participant with a retirement date in the fund's specified target year. The equity funds invest in common stock and securities convertible into common stock from companies of various sizes and geography, with each fund seeking to match the performance of a specified index. The fixed income funds invest in diversified portfolios of bonds, with each fund seeking to match the performance of a specified index. Each of these funds is able to be purchased or redeemed daily based on the unit value determined on the respective transaction date.  These funds have no unfunded commitments, required notice period for redemption, or other redemption restriction.

Investments Measured at Net Asset Value (NAV)

In accordance with FASB ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent), investments that are measured at fair value using the NAV per share practical expedient have not been classified in the fair value hierarchy table above. The fair value amounts are included in the table above in order to reconcile to the amounts presented in the Statement of Net Assets Available for Benefits. These investments include the PG&E Corporation stock fund which invests in PG&E stock. There are no restrictions on the terms and conditions upon which the investments may be redeemed.

Transfers Between Levels

There were no transfers between levels for the year ended December 31, 2019 and 2018.

Level 3 Rollforward

There were no assets classified as Level 3 in the fair value hierarchy for the years ended December 31, 2019 and 2018.

NOTE 5: RELATED PARTY TRANSACTIONS

Certain Plan investments, including investments held in the Master Trust, are shares of funds managed by the Trustee. The Plan also invests in PG&E Corporation common stock. These transactions qualify as party-in-interest transactions under ERISA.

The party-in-interest transactions for the Plan comprised the following investments:

	As of December 31,
(in thousands)	2019	2018
PG&E Corporation Stock Fund	$114,696	$168,017
Fidelity managed funds	178,284	151,364
Total party-in-interest investments	$292,980	$319,381

NOTE 6: FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated January 22, 2016, stating that the Plan is qualified under Section 401(a) and Section 401(k) of the Code, and therefore the related trust is exempt from taxation. PG&E Corporation believes that the Plan is designed and continues to operate in accordance with the applicable requirements of the Code and no provision for federal income taxes has been recorded in the Plan’s financial statements. Furthermore, participating employees are not liable for federal income tax on amounts allocated to their accounts attributable to: (1) pre-tax participant contributions, (2) reinvested dividends, earnings, and interest income on either pre-tax and after-tax contributions, or (3) employer contributions, until the time that they withdraw such amounts from the Plan.

13

NOTE 7: SUBSEQUENT EVENTS

In preparing the financial statements, subsequent transactions and events were evaluated for potential recognition. Plan management determined that there are no significant subsequent transactions and events that require disclosure to or adjustment in the financial statements except as noted below:

•In April 2020, the EBC approved changes to the Plan to implement the provisions of the Coronavirus Aid, Relief, and Economic Security (CARES) Act of 2020 allowing eligible Plan participants to request penalty-free distributions of up to $100,000 from the Plan for qualifying coronavirus-related reasons. For these distributions, tax on the income from the withdrawal may be paid over a three-year period, repayments will not be subject to the Plan contribution limits; and all contribution sources (other than those restricted under applicable legal requirements) will be available to participants.

•As a result of the spread of the COVID-19 coronavirus, economic uncertainties have arisen which may impact the Plan. However, the related financial impact and duration cannot be reasonably estimated at this time.

14

PG&E CORPORATION
RETIREMENT SAVINGS PLAN

EIN #: 94-3234914
PLAN #: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i –
SCHEDULE OF ASSETS HELD
AS OF DECEMBER 31, 2019

(in thousands)
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
*	Participant loans	Loans to participants with interest rates ranging from 4.25% to 10.50% maturing through 2035	$—	$42,811

(*) Represents a party-in-interest to the Plan, as defined under ERISA.

15

PG&E CORPORATION

RETIREMENT SAVINGS PLAN
FOR UNION-REPRESENTED EMPLOYEES

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

TOGETHER WITH REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019 AND 2018

PG&E CORPORATION
RETIREMENT SAVINGS PLAN
FOR UNION-REPRESENTED EMPLOYEES

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	2-3

Financial Statements:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to the Financial Statements	6-14

Supplemental Schedule:

Schedule H, Part IV, Line 4i – Schedule of Assets Held	15

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefit Committee of
PG&E Corporation and Participants of
PG&E Corporation Retirement Savings Plan for Union-Represented Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the PG&E Corporation Retirement Savings Plan for Union-Represented Employees (the Plan) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Bankruptcy Proceedings

As discussed in Note 1 to the financial statements, on January 29, 2019, PG&E Corporation and its subsidiary Pacific Gas and Electric Company (the Utility) filed voluntary petitions for relief under Chapter 11 in the U.S. Bankruptcy Court for the Northern District of California. The accompanying financial statements do not purport to reflect or provide for the consequences of the bankruptcy proceedings. In particular, such financial statements do not purport to show as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets held as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Morris Davis Chan & Tan LLP

We have served as the Plan’s auditor since 2008.

Alameda, California
June 19, 2020

PG&E CORPORATION
RETIREMENT SAVINGS PLAN
FOR UNION-REPRESENTED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31
(in thousands)	2019	2018
Assets
Plan interest in Master Trust investments, at fair value	$3,361,219	$2,913,887
Notes receivable from participants	93,016	92,661
Total assets	3,454,235	3,006,548
Liabilities
Administrative expenses payable	98	213
Net assets available for benefits	$3,454,137	$3,006,335

See accompanying Notes to the Financial Statements.

PG&E CORPORATION
RETIREMENT SAVINGS PLAN
FOR UNION-REPRESENTED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
(in thousands)	2019	2018
Additions to net assets attributed to:
Plan interest in Master Trust investment income (loss)	$454,802	$(343,104)
Contributions:
Employer	58,003	54,601
Participant	184,948	174,630
Rollover	6,921	6,541
Total contributions	249,872	235,772
Interest from notes receivable from participants	4,842	4,324
Total additions, net	709,516	(103,008)
Deductions to net assets attributed to:
Benefit distributions to participants	244,681	262,086
Administrative expenses	3,053	3,173
Total deductions	247,734	265,259
Net increase (decrease) before asset transfers	461,782	(368,267)
Asset transfers out, net	(13,980)	(18,290)
Net increase (decrease)	447,802	(386,557)
Net assets available for benefits:
Beginning of year	3,006,335	3,392,892
End of year	$3,454,137	$3,006,335

See accompanying Notes to the Financial Statements.

PG&E CORPORATION
RETIREMENT SAVINGS PLAN
FOR UNION-REPRESENTED EMPLOYEES

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF THE PLAN

General

The following is an overview of the PG&E Corporation Retirement Savings Plan for Union-Represented Employees (“Plan” or Union RSP). The Plan document provides a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering all union-represented employees of PG&E Corporation and all companies owned by PG&E Corporation (collectively “PG&E Corporation Group”), as designated by PG&E Corporation. The Employee Benefit Committee ("EBC") of PG&E Corporation has oversight over the administration and financial management of affiliated company employee benefit plans, including this Plan. The EBC retains Fidelity Management Trust Company as the Trustee of the Plan (“Trustee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The PG&E Corporation Retirement Savings Plan Master Trust (“Master Trust”) holds the investment assets of both the Plan and the PG&E Corporation Retirement Savings Plan (“RSP”). The accompanying financial statements present the assets and liabilities of the Plan only.

On January 29, 2019, PG&E Corporation and its subsidiary Pacific Gas and Electric Company (the Utility) filed voluntary petitions for relief under Chapter 11 in the U.S. Bankruptcy Court for the Northern District of California. PG&E Corporation’s and the Utility’s Chapter 11 Cases are being jointly administered under the caption In re: PG&E Corporation and Pacific Gas and Electric Company, Case No. 19-30088 (DM). For additional information regarding the Chapter 11 Cases, refer to the website maintained by Prime Clerk, LLC, PG&E Corporation’s and the Utility’s claims and noticing agent, at http://restructuring.primeclerk.com/pge. PG&E Corporation and the Utility continue to operate their business as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

On January 31, 2019, the Bankruptcy Court approved, on an interim basis, certain motions (the “First Day Motions”) authorizing, but not directing, PG&E Corporation and the Utility to, among other things, pay certain pre-petition claims relating to employee wages, salaries, and other compensation and benefits. The First Day Motions were subsequently approved by the Bankruptcy Court on a final basis at hearings on February 27, 2019, March 12, 2019, March 13, 2019, and March 27, 2019.

On June 17, 2020, the Bankruptcy Court issued a Memorandum Decision indicating that it intends to confirm PG&E Corporation's and the Utility's plans of reorganization.

Eligibility

In general, all union employees of participating employers within the PG&E Corporation Group are eligible to participate in the Plan, excluding independent contractors, leased employees, and individuals who have a written contract or agreement that excludes participation in the Plan.

Contributions

Participants may elect to contribute any amount in 1 percent increments from 1 to 20 percent of their eligible compensation on a pre-tax basis, on an after-tax basis, or a combination of both. Participants may also contribute amounts representing distributions from other qualified plans into the Plan. Such “rollover” contributions are not subject to federal or state income taxes until withdrawn or distributed from the Plan.

As provided by the Internal Revenue Code (“Code”), the following table provides the dollar limitations under a 401(k) retirement plan for 2019 and 2018. Section 415(d) of the Code requires the limits to be adjusted annually for cost-of-living increases.

Contribution Type	2019 Limits	2018 Limits
Annual compensation (1)	$280,000	$275,000
Defined contribution limits (2)	$56,000	$55,000
Elective deferral (3)	$19,000	$18,500
Catch-up contributions (4)	$6,000	$6,000

(1) Annual compensation is eligible compensation for the purposes of the Plan and is limited by the Code.
(2) All Plan contributions, including pre-tax and after-tax participant contributions and all employer contributions, may not exceed the lesser of 100 percent of the participant’s eligible compensation or Code limits.
(3) Participant pre-tax contributions are considered elective deferrals and are limited by the Code.
(4) Participants age 50 and older are permitted to make additional pre-tax contributions (catch-up contributions) according to the Code.

All participants hired or rehired on or after January 1, 2013 are eligible for a matching employer contribution of 75 percent of their elective employee contributions up to 8 percent of eligible compensation upon completing one year of service.

All other participating employees hired before January 1, 2013 are eligible for a matching employer contribution according to the following years of service:

Length of Service	Matching Employer Contribution
Less than 1 year of service	None
1 to 3 years of service	60 percent of the participant’s pre-tax and/or after-tax contributions that do not exceed 3 percent of the employee’s eligible compensation
3 years of service or more	60 percent of the participant’s pre-tax and/or after-tax contributions that do not exceed 6 percent of the employee’s eligible compensation

In December 2013, these participants were given a one-time opportunity to continue participating in the Final Average Pay Pension under the Retirement Plan or elect, beginning in 2014, to participate in the Cash Balance Pension feature of the Retirement Plan. Participants who elected to participate in the Cash Balance Pension receive a matching employer contribution of 75 percent of their elective employee contributions up to 8 percent of eligible compensation beginning January 1, 2014.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each account is credited with the participant’s elective contributions through payroll deductions, monthly employer contributions, and an allocation of the net investment gains (losses) and certain investment management fees of the Master Trust. Allocations of net investment gains (losses) and fees are based on participant account balances as defined in the Plan Document.

Vesting

Employer and participant elective contributions and their related accumulated earnings and losses are 100 percent vested at all times.

Investment Options

The EBC is responsible for the selection of the Plan’s investment fund managers and the selection of the range of investment options. Neither the EBC nor any of the companies within the PG&E Corporation Group is involved in the investment funds’ day-to-day investment operations. Individual participants may select from a suite of target date funds, core funds, and a self-directed brokerage account. Approximately every 5 years, a new target date fund is added to maintain a complete target date horizon. Target date funds with target retirement dates that have passed will merge into the retirement income fund. Individual participants designate the way in which their contributions are invested and may generally change their investment designation at any time. Currently, employer matching contributions are made in cash and initially invested in accordance with a participant's investment fund directions, or if no directions have been given, any such contributions will be allocated to the participant's account in the Plan's Target Date Fund with a target date closest to the participant's 65th birthday.

The Plan also contains an Employee Stock Ownership Plan. This enables the Plan to pay any dividends directly to participants when declared on the PG&E Corporation common stock held in the PG&E Corporation Stock Fund. Participants may elect to receive their dividends earned from this fund in cash, reinvest their dividends earned from this fund back into the fund, or a combination of both.

On December 20, 2017, the Boards of Directors of PG&E Corporation and the Utility suspended quarterly cash dividends on PG&E Corporation’s and the Utility’s common stock, beginning the fourth quarter of 2017.

In January 2019, the EBC appointed Gallagher Fiduciary Advisors, LLC (“Gallagher”) to serve as an independent fiduciary and investment manager of the Plan with respect to the Plan’s PG&E Corporation Stock Fund and its holdings of PG&E Corporation common stock. As independent fiduciary, Gallagher has the sole discretionary authority with respect to the operation, including, but not limited to, any potential ongoing maintenance, suspension, freezing, or termination of the PG&E Corporation Stock Fund maintained in the Plan.

In November 2019, Gallagher imposed a limit on the percentage of a participant’s account that may be invested in the PG&E Corporation Stock Fund. Pursuant to Gallagher’s action, a participant may not direct his or her own contributions or employer contributions, or transfer funds from other Plan investment options, to the PG&E Corporation Stock Fund until the value of the participant’s units in the fund represents less than twenty percent (20%) of the total value of the participant’s Plan account. Participants are restricted from creating any new or changed deferrals into the plan with greater than 20% allocation to the PG&E Corporation Stock Fund. Pre-existing deferrals (contributions) and transfers to the PG&E Corporation Stock Fund may be made until the value of the participant’s units in the fund equals twenty percent (20%) of the participant’s total account value.

Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the market value of the participant’s account balance. Loans for general purposes have terms ranging up to 5 years and loans for the purchase of a primary residence have terms ranging up to 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1 percent, as determined by the Trustee, for the month in which the loan is requested. The rate is set when participants apply for a loan and remains fixed throughout the duration of the loan term. Principal and interest are paid primarily through payroll deductions and are returned to the participant’s account. Participants pay a one-time origination fee and quarterly maintenance fees for each loan. Participants may have up to three outstanding loans at any time.

Payment of Benefits

Upon termination of service from all employers within the PG&E Corporation Group, a participant with an account balance greater than $5,000 may elect to leave the assets in the Plan, take a lump-sum or partial distribution in cash, or roll the entire or partial balance to an Individual Retirement Account ("IRA") or other tax-qualified plan. If the account balance is $1,000 or less and the participant does not make an active election to take a lump-sum cash distribution or rollover the account balance to an IRA or another tax-qualified plan, the account balance will be automatically distributed in cash (subject to applicable taxes and penalties). If the account balance is greater than $1,000 but less than $5,000 and the participant does not make an active election to take a lump-sum cash distribution or rollover the account balance to an IRA or another tax-qualified plan, the distribution will be automatically rolled over to a Fidelity IRA and invested in the Fidelity Cash Reserve Fund. In the event of a participant’s death, the participant’s beneficiaries will receive the value of the participant’s account balance in a lump-sum payment or may roll the Plan balance over directly into an inherited IRA. Participants must begin taking minimum distributions from the Plan by April 1 of the calendar year following the year in which they reach the age 70-1/2. Additionally, hardship withdrawals and certain in-service withdrawals are permitted subject to Plan provisions.

Administrative Expenses

Certain costs of administering the Plan, including recordkeeping fees and certain expenses of the Trustee, are paid by the participating companies of the PG&E Corporation Group. Investment management fees, used to cover the expenses related to running an investment fund, are paid by participants and are netted against investment returns. Expenses associated with the individual participant brokerage accounts and professional financial advisory services are paid by the participants enrolled in these services. Loan origination and maintenance fees are also paid by participants.

Voting Rights

Each participant is entitled to exercise voting rights based on the equivalent number of PG&E Corporation Stock Fund shares allocated to the participant’s account. Each participant is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to exercise voting rights for any share without instructions from the participant. However, the Trustee is required to vote any unallocated shares on behalf of the collective best interest of the Plan participants and beneficiaries.

Plan Termination

PG&E Corporation, acting through the Board of Directors or any duly authorized Committee of the Board, reserves the right to amend, freeze or terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, net assets of the Plan will be distributed to participants. Participants will receive full payment of the balance in their accounts.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements, in conformity with GAAP, requires Plan management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingencies. Actual results could differ from these estimates.

Fair Value Measurements

The Plan’s management determines the fair value of certain assets and liabilities based on assumptions that market participants would use in pricing the assets or liabilities. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or the “exit price.” The Plan’s management utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value and give precedence to observable inputs in determining fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

Investment Valuation and Income Recognition

A participant’s interest in the investment funds is represented by participation units allocated on the basis of contributions and assigned a unit value on the basis of the total value of each fund.

Interest income, dividends, investment management fees where appropriate, and the net appreciation or depreciation in the fair value of the investments held by the Plan are allocated to the participant’s account each day based upon the account’s proportional share of the fund balance.

Interest income is recognized as it is earned. Dividends are recorded on the ex-dividend date, the date before which a participant must hold the underlying investment in order to be entitled to dividends. Net appreciation or depreciation in the fair value of the Plan’s investments consists of: (1) the net change in unrealized appreciation or depreciation on investments held during the year, and (2) the realized gain or loss recognized on the sale of investments during the year.

Purchases and sales of securities are recorded on a trade date basis. Realized gains and losses from security transactions are reported on the average cost basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions upon default.

Derivative Investments

Subject to certain guidelines, the EBC allows the plan investment managers to use derivative instruments to achieve investment objectives. During the years ended December 31, 2019 and 2018, the Plan and the Master Trust held no direct investments in derivative instruments.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Accounting Standard Issued and Adopted

Changes to the Disclosure Requirements for Fair Value Measurements

In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurements, ASU 2018-13 amends the presentation and disclosure requirements relating to fair value measurements in Topic 820, Fair Value in accordance with GAAP. PG&E Corporation and the Utility early adopted the ASU as of December 31, 2019. The adoption of this ASU did not have an impact on the Plan's financial statements.

NOTE 3: MASTER TRUST INVESTMENTS

The Plan’s investment funds are managed by the Trustee or an investment manager, who has discretionary investment authority over the funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. The following tables present the Master Trust net assets and the Plan’s interest in the Master Trust net assets as of December 31, 2019 and 2018:

	2019
(in thousands)	Master Trust	Plan Interest in the Master Trust
Equity Funds	$2,843,633	$1,379,548
Target Date Funds	1,513,589	801,837
PG&E Corporation Stock Fund	331,354	216,658
Brokerage Link Accounts	709,914	334,716
Fixed Income Funds	785,386	401,338
Money Market Fund	415,235	227,122
Total Trust investments at fair value	6,599,111	3,361,219
Administrative expense payable	(151)	(98)
Total	$6,598,960	$3,361,121

	2018
(in thousands)	Master Trust	Plan Interest in the Master Trust
Equity Funds	$2,364,820	$1,148,091
Target Date Funds	1,246,640	654,284
PG&E Corporation Stock Fund	392,354	224,338
Brokerage Link Accounts	612,200	286,255
Fixed Income Funds	678,938	346,822
Money Market Fund	457,175	254,098
Total Trust investments at fair value	5,752,127	2,913,887
Administrative expense payable	(333)	(213)
Total	$5,751,794	$2,913,674

The following table presents the changes in net assets of the Master Trust for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
(in thousands)	2019	2018
Net appreciation (depreciation) in fair value investments	$914,091	$(676,301)
Dividends and interest	26,856	39,836
Net investment income (loss)	940,947	(636,465)
Net transfers	(88,404)	(117,336)
Administrative expenses	(5,377)	(5,656)
Increase (decrease) in net assets	847,166	(759,457)
Net assets:
Beginning of year	5,751,794	6,511,251
End of year	$6,598,960	$5,751,794

NOTE 4: FAIR VALUE MEASUREMENTS

The Master Trust measures certain assets at fair value. A three-tier fair value hierarchy is established as a basis for considering fair value assumptions and for inputs used in the valuation methodologies in measuring fair value:

        Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

        Level 2 – Other inputs that are directly or indirectly observable in the marketplace.

        Level 3 – Unobservable inputs which are supported by little or no market activities.

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Investments measured at fair value on a recurring basis for the Master Trust are summarized below.

	Fair Value Measurements as of December 31, 2019
(in thousands)	Level 1	Level 2	Total
Master Trust investments:
Brokerage Link Account	$709,914	$—	$709,914
Money Market Fund	415,235	—	415,235
Equity Funds	—	2,843,633	2,843,633
Target Date Funds	—	1,513,589	1,513,589
Fixed Income Funds	—	785,386	785,386
PG&E Corporation Stock Fund measured at NAV	—	—	331,354
Total Master Trust investments, at fair value	$1,125,149	$5,142,608	$6,599,111

	Fair Value Measurements as of December 31, 2018
(in thousands)	Level 1	Level 2	Total
Master Trust investments:
Brokerage Link Account	$612,200	$—	$612,200
Money Market Fund	457,175	—	457,175
Equity Funds	—	2,364,820	2,364,820
Target Date Funds	—	1,246,640	1,246,640
Fixed Income Funds	—	678,938	678,938
PG&E Corporation Stock Fund measured at NAV	—	—	392,354
Total Master Trust investments, at fair value	$1,069,375	$4,290,398	$5,752,127

The fair value measurements incorporate various factors, such as the credit standing of the counterparties involved, the applicable exit market, and specific risks inherent in the financial instrument. As of December 31, 2019 and 2018, the following is a description of the valuation methodologies used for the financial instruments at fair value:

•Mutual funds offered to participants either through the brokerage link account or as direct investment options are valued based on unadjusted prices in active markets for identical transactions. These investments are actively traded on a public exchange and are therefore considered Level 1 assets.

•The money market fund is a commingled fund of U.S. government short-term securities that are valued using unadjusted prices in an active market for identical assets and are therefore considered Level 1 assets.

•The equity funds, target date funds, and fixed income funds are stated at estimated fair value as determined by the issuer based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets, which represent the unadjusted prices in active markets of the underlying investments, by the number of units outstanding at the valuation date. Equity funds, target date funds, and fixed income funds are maintained by investment companies for large institutional investors and are not publicly traded. They are comprised primarily of underlying securities represented by a variety of asset classes that are publicly traded on exchanges or over-the-counter, and price quotes for the assets held by these funds are readily observable and available. As of December 31, 2019 and 2018, the target date funds, equity funds, and fixed income funds are categorized as Level 2 assets.

The target date funds, equity funds, and fixed income funds are reported using net asset value as an estimate of fair value. The target date funds invest in US and international common stock, marketable fixed income securities, and other publicly traded securities with an asset allocation that is suitable for a participant with a retirement date in the fund's specified target year. The equity funds invest in common stock and securities convertible into common stock from companies of various sizes and geography, with each fund seeking to match the performance of a specified index. The fixed income funds invest in diversified portfolios of bonds, with each fund seeking to match the performance of a specified index. Each of these funds is able to be purchased or redeemed daily based on the unit value determined on the respective transaction date.  These funds have no unfunded commitments, required notice period for redemption, or other redemption restriction.

Investments Measured at Net Asset Value (NAV)

In accordance with FASB ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent), investments that are measured at fair value using the NAV per share practical expedient have not been classified in the fair value hierarchy table above. The fair value amounts are included in the table above in order to reconcile to the amounts presented in the Statement of Net Assets Available for Benefits. These investments include the PG&E Corporation stock fund which invests in PG&E stock. There are no restrictions on the terms and conditions upon which the investments may be redeemed.

Transfers Between Levels

There were no transfers between levels for the year ended December 31, 2019 and 2018.

Level 3 Rollforward

There were no assets classified as Level 3 in the fair value hierarchy for the years ended December 31, 2019 and 2018.

NOTE 5: RELATED PARTY TRANSACTIONS

Certain Plan investments, including investments held in the Master Trust, are shares of funds managed by the Trustee. The Plan also invests in PG&E Corporation common stock. These transactions qualify as party-in-interest transactions under ERISA.

The party-in-interest transactions for the Plan comprised the following investments:

	As of December 31,
(in thousands)	2019	2018
PG&E Corporation Stock Fund	$216,658	$224,338
Fidelity managed funds	140,642	116,932
Total party-in-interest investments	$357,300	$341,270

NOTE 6: FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated January 22, 2016, stating that the Plan is qualified under Section 401(a) and Section 401(k) of the Code, and therefore the related trust is exempt from taxation. PG&E Corporation believes that the Plan is designed and continues to operate in accordance with the applicable requirements of the Code and no provision for federal income taxes has been recorded in the Plan’s financial statements. Furthermore, participating employees are not liable for federal income tax on amounts allocated to their accounts attributable to: (1) pre-tax participant contributions, (2) reinvested dividends, earnings, and interest income on either pre-tax and after-tax contributions, or (3) employer contributions, until the time that they withdraw such amounts from the Plan.

NOTE 7: SUBSEQUENT EVENTS

In preparing the financial statements, subsequent transactions and events were evaluated for potential recognition. Plan management determined that there are no significant subsequent transactions and events that require disclosure to or adjustment in the financial statements except as noted below:

•In April 2020, the EBC approved changes to the Plan to implement the provisions of the Coronavirus Aid, Relief, and Economic Security (CARES) Act of 2020 allowing eligible Plan participants to request penalty-free distributions of up to $100,000 from the Plan for qualifying coronavirus-related reasons. For these distributions, tax on the income from the withdrawal may be paid over a three-year period, repayments will not be subject to the Plan contribution limits; and all contribution sources (other than those restricted under applicable legal requirements) will be available to participants.

•As a result of the spread of the COVID-19 coronavirus, economic uncertainties have arisen which may impact the Plan. However, the related financial impact and duration cannot be reasonably estimated at this time.

PG&E CORPORATION
RETIREMENT SAVINGS PLAN
FOR UNION-REPRESENTED EMPLOYEES

EIN #: 94-3234914
PLAN #: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i –
SCHEDULE OF ASSETS HELD
AS OF DECEMBER 31, 2019

(in thousands)
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
*	Participant loans	Loans to participants with interest rates ranging from 4.25% to 10.50% maturing through 2035	$—	$93,016

(*) Represents a party-in-interest to the Plan, as defined under ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PG&E CORPORATION RETIREMENT SAVINGS PLAN (including the PG&E Corporation Retirement Savings Plan for Union-Represented Employees)

By:	/S/ JASON P. WELLS
Jason P. Wells,
Chairman, Employee Benefit Committee PG&E Corporation

Date:  June 19, 2020